Exhibit 3.05

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

INFOBLOX INC.

(a Delaware corporation)

Infoblox Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that the following amendment to the corporation’s Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the General Corporation Law:

Article IV(A) of the Amended and Restated Certificate of Incorporation relating to Authorization of Stock is hereby amended to include the following paragraph immediately following the first paragraph:

“Effective upon the filing of this Certificate of Amendment, each outstanding share of the Common Stock of the corporation will be combined, changed and reclassified into, without any further action by this corporation or the stockholder thereof, one-third (1/3) of a share of Common Stock. No fractional shares shall be issued in connection with the foregoing combination; all shares of Common Stock so combined that are held by a stockholder will be aggregated subsequent to the foregoing combination and each fractional share resulting from such aggregation held by a stockholder shall be paid in cash the value of such fractional shares.”

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by its duly authorized officer this 10th day of April 2012 and the foregoing facts stated herein are true and correct.

INFOBLOX INC.

By:	/s/ Robert D. Thomas
Name:	Robert D. Thomas
Title:	President and Chief Executive Officer